Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

CBOE Holdings, Inc.

Goldman Sachs U.S. Financial Services Conference Presentation

December 7, 2016

[00:02:20]

MODERATOR:  Okay.  I think we’re good to go here.  We’re going to get started with our next presentation.  Up next I would like to welcome Ed Tilly, CEO of CBOE and Chris Concannon, CEO of Bats.  Earlier this year, as many of you know, CBOE announced plans to acquire Bats, combing CBOE’s premier proprietary products such as  VIX and SPX with Bats’ leading technology and infrastructure.  In addition to meaningful cost synergies, the team is focused on new top line opportunities.  I think that’s a lot of the focus. This session, to me, is just really talking about the revenue opportunities for the combined companies.  I know a bunch of us are excited to see both of them on stage today, so thank you both for being here.  Before we jump in, I think Ed has to read something real quick, so I will hand it over to him.

ED TILLY:  I do.  Thanks.  A downloadable copy of the transcript of this presentation will be available starting tomorrow on the Investor Relations portion of our website.  As a preliminary note you should be aware that this presentation contains forward-looking statements regarding intention, beliefs, and expectations, or predictions for the future of CBOE Holdings and Bats Global Markets, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 including statements regarding post-closing optimization of the combined businesses and expected pro forma revenue.  This may take the entire 35 minutes.  Our anticipated synergies, the expected benefits of the proposed transaction, and the anticipated timing of the closing.  Forward-looking statements represent our current judgment on what the future may hold and why we believe these judgments are reasonable.  These forward-looking statements are not guarantees of future performance and of all certain assumptions, risks and uncertainties.  Actual outcomes of the results may differ materially from what is expressed or implied with any of the forward-looking statements.  Please refer to CBOE’s and Bats’ filings with the SEC for a full discussion on the factors that may affect any forward-looking statements.  Thank you and I apologize for all of that.

MODERATOR:  We should have started the clock later.

CHRIS CONCANNON:  The legal department made him do that because I’m up here.

MODERATOR:  To start off, I’m really curious to hear from both of you guys what gets you excited about the merger.  Maybe spend a couple of minutes each on that topic and then we’ll go from there.

ED TILLY:  Let me start.  I think—and a lot of the questions today have obviously focused on the combination realizing the synergies, our  calendar rollout for migration, integration, the cultural, I think, benefits of both organizations, how do we make the best of both.  But really the opportunity for us

[00:05:00]

continues to be in focusing on this proprietary complex that we have grown over the years.  I think what gets us excited when  talking about the combination is how do the expanded distribution channels that are now afforded to each of us, grow that story both primary by geography and reach.  It’s really quite remarkable.  So, taking the businesses, the trajectory that we’re both on, the growth, CBOE’s outpacing its industry and competitors.  Bats doing the same, like mindset.  Being leaders in our industries was really an exciting start to the opportunity, but I’ll let you chime in.

CHRIS CONCANNON:  It’s a lot of the same.  I think the most exciting thing  for both of us is there’s not a huge overlap.  We’re running the same business.  When you look at the infrastructure and how we build out our business, it’s very similar.  But yet not a lot of overlap, really only multi-list.  And even that wasn’t a big overlap because we’re really price time priority.  That’s where we’ve been dominant.  So the excitement is for each of us to be able to be engrained in the other’s business.  I get to have and play around with the futures exchange.  That’s really exciting for me.  Ed gets FX on day one and Europe.  And the things that we can do in Europe with distribution, as Ed was talking about.  So the excitement is high because both businesses get to continue their normal growth rate while we do this transaction and execute an integration that is really just a project plan.  And so we know how to do that.  We can do it, and it’s exciting, and it delivers synergies.  But for us the excitement is when we’re in a room together talking about how we grow the combined company.

MODERATOR:  Let’s talk a little bit more about that.  So I think the cost synergy, and we’ll get to that, and the industry and logic and exchange space makes a ton of sense.  I’m more curious to hear about the revenue opportunities you see for the combined companies.  Now you talked about the ecosystem in the ETF world.  That’s one.  You obviously just mentioned geography and expanding the reach.  If you look out over the next year to three years, kind of post  deal closing what are the top three kind of tangible new revenue opportunities that you guys see for the combined company?

ED TILLY:  Let me start.  As far as new revenue, I think it is an extension of what we introduced even on September 26th in kicking off the announcement.  We were at different angles identifying outpaced growth in the industry in general.  From CBOE’s perspective that is recognizing the shift from an investor’s perspective into more complex listed wrapped contracts that embed in it not just simple delta-one exposure.  And our investment in  Vest was about trying to get better at identifying that opportunity and bringing that to the marketplace.  Our purchase of  Livevol was to be able to arm our investors to make them smarter, to make that leap into away from delta-one where we think the growth is much easier to accomplish.  Along comes like-minded Bats looking at the listing opportunity.  I won’t speak for you, but our observation—

CHRIS CONCANNON:  You can.

ED TILLY:  Our observation—

MODERATOR:  You just almost answered my next question about how do you feel about working with him.

CHRIS CONCANNON:  I’m good with it.

ED TILLY:  Our observation is you look across the listing venues, and the competition for corporate listing is fierce.  But Bats identified what’s really growing fast is the ETF and structured note listing and that’s where the future is going to be.  Identifying this opportunity from two different angles, realizing that along  that value chain CBOE was touching our customers and users in one aspect, Bats in another, and never did we own the mindset or ability to participate in the whole chain.  So what do we mean?  CBOE was approached regularly by issuers of notes and structured products.  Can you help us develop?  Can you take your expertise, develop a structured product that gives me A, B and C?  I’m no longer interested in just delta-one.  How do I have a VIX overlay?  How do I have a minimized downside risk?  Watching a contract we would calculate those contracts.  We would calculate an index.  And that’s it.  We would lose touch with that customer.  They may go one day and list on  an exchange.  We never influenced that.  One day there may be

[00:10:00]

equity trading and a listed note for an ETF.  One day there may be options on that note or ETF.  We would benefit in a pro rata way.  At the  end of the day, there was a cost in market data, either on the underlying security or in the options and never was that coordinated.  So now from start to finish, the combined company can, from design through market data, influence the entire value chain.  That’s an amazing opportunity in full index and product services that we just independently would not have gotten to.

CHRIS CONCANNON:  That was great.  I cannot speak, so I just have this tidbit.  I am kind of fixated on the opportunity in Europe, its the distribution channel in Europe that I didn’t appreciate, our distribution channel into the end-users, certainly in the U.S.  I’ll say that  distribution channel stops at the sell side.  Really do we know the buy side?  Yes.  But do we have a real distribution channel?  No.  In Europe, it’s different because Europe has been dealing with MiFID II for the last six years honestly and we’ve been building products that touches the buy side.  So we just announced BIDS relationship in Europe.  There’s large in scale transactions.  These are all buy side-related products that we have engaged the buy side and engaged institutional investors in Europe because it’s unique to Europe.  Here we are, the CBOE is coming together with our Bats Europe brand and distribution channel to sell products to those exact people.  Improvements to their portfolio with option strategies and VIX products and SPX.  So that’s pretty exciting because we’ve already tapped into this distribution channel and now we’re finding additional products that we can sell them.

MODERATOR:  Makes sense.  Let’s look at the other side of the coin.  The questions we get a lot obviously is around some revenue synergies to come out of the deal.  Chris, when you guys went public, one of the bigger initiatives you tried to grow and with obviously the multi-list options business, and we’ve seen a lot of growth from you in that area, and to your point price  time, priority model, and then you’re moving on to auction, which I think was launched already, and then eventually complex.  That obviously has a risk of eating into Bats’ CBOE’s market share and the pricing differential is quite significant.  How can those two things coexist without meaningful erosion in revenues for that combined?

CHRIS CONCANNON:  I actually don’t see—even when we were stand-alone and we did our  IPO, despite my road show comments, there was—competition was really targeted at NASDAQ, ISE.  Really we compete with them.  In fact, the early HSR I’m convinced one of the reasons is all of our documents talked about NASDAQ and ISE and our opportunity there in terms of who we compete with and how we price our product.  So there’s been a lot of competition there.  And as I think about our rollout plan of product and we have auctions.  We have another auction product rolling out as soon as we get SEC approval.  And then it’s a march on to complex.  The complex offering that we’re designing and will be designing together is different than the CBOE complex.  It’s got different attributes and we’re basically building together complex that has IP that we both want in this new product.  And so we’re building a complex product that is out in the market, but we’re putting together all the best of breed.  It’s exciting because we both want this new complex offering and it’s going to be on not only  EDGX, it’s going to be on C2.  And it’s part of our integration of C2 because we built it on  EDGX and then roll into C2.  And it will be on CBOE.  We get the ability to together build kind of the best of breed of this product that we want to roll out.  I see us not bumping into each other, but really attacking the 40 percent that’s out there.

MODERATOR:  From a market structure perspective, Bats certainly has a number of exchanges.  You guys do as well.  Once you think about the holistic multi-listed options offering, does it make sense to keep it on multiple exchanges?  Is that still the way to go?  Or do you see down the road combining into few venues?

ED TILLY:  Today it’s the flexibility that we will have over four medallions.  What we do in the future will be driven, which has always been CBOE’s way, by our customer.  If there’s a utility in one of the four medallions that our end customer doesn’t have on the other three, we will continue with that.

[00:15:00]

There is 70 percent of this business in multi-list that we can attack and we’ll attack it by four different ways.  If we’re not effective and it is more costly and a burden to the industry, we will consider whether we roll one medallion up in the future.  But right now it is all four: different algorithms, different pricing schemes to attack different portions of that business.

MODERATOR:  I wanted to ask you guys an industry question.  When you look at the multi-listed space volumes are down about 3 percent this year and they really haven’t grown materially in the last five.  What do you think is the real reason behind it and what could ultimately change that?

ED TILLY:  I think you have to look at these by category.  In just multi-list, you’re right, single name, multi-list trading is down year-over-year.  But the business that we have been concentrating on is actually up 10 percent this year and that is the ETN and the ETF business.  So the actual business that we both targeted is actually growing, even though the single name business has not.  That’s just on the multi-list side.  And then from our combined company’s perspective of course what we think and the value going forward and still the opportunity is this  SPX contract, certainly outpacing the rest of the industry.  VIX futures  and options—VIX future is outpacing the growth of VIX options and SPX.  We really like the growth profile in CBOE’s business today, but coupled with the other two medallions and options we think the multi-list will come as well.

MODERATOR:  Shifting gears a little bit, I want to spend a few minutes on kind of the individual strategies that you guys have outlined, even sort of before the merger and I guess get an update there.  Chris, starting with you on thinking about market data, there has been a lot of focus on market data from the industry.  When you think about the cash equity world, obviously there’s been a lot of debate about where is this going and how much pricing power there is really.  Can you spend a couple of minutes  on Bats’ proprietary market data offering?  I know it’s a really big opportunity you thought about again at the time of IPO, but if you think of that as a substitute of what’s currently out there from either NASDAQ or NYSE, is that still a disruptive threat to the other two providers?  And when do you expect to see I guess more and more evidence of that?

CHRIS CONCANNON:  Yeah.  I mean we’ve been having great success with Bats One since it just launched in 2015.  It’s a great opportunity for us to grow because it is priced ridiculously low to the competitors.  I still think the debate over market data is going to help us sell because it’s bringing everyone’s attention to this market data cost that they’re all paying, and they’re paying an exceptionally high price when they can have a better product as I think about it for a reduced rate.  It does help us ironically.  I do think the debate will flow into the SIP debate and how the SIP works and why is there so much money in the SIP and do we have to buy other products.  But I’ve been hearing about the debate, but the one place I don’t hear about it is in Washington.  It’s been discussed, but there’s not a lot of traction on the debate other than in New York among conference goers.

MODERATOR:  With a change in administration obviously we’re going to probably get a very different SEC.  Do you think that changes?

CHRIS CONCANNON:  Not materially because will there be a discussion on the SIP?  I think so because we’ve been driving that discussion.  We actually think the SIP should change.  We think the SIP governance has the ability to adjust a bit and be more reflective of the utility, but you’re talking statutory change to change of the SIP.  There’s not a lot of—when big banks and HFTs are suffering from low margins then maybe someone in Washington will care, but I don’t think they’re very sympathetic right now and that’s not the priority of what we need to fix.  Market data costs for the U.S. investor.

MODERATOR:  I want to talk to you a little bit more about some of the new products you guys were rolling out, particularly around FX.  Hotspot had pretty nice volumes and especially through November we saw a very nice pickup.  What are the new products that we should expect to come out on FX from Bats.  And I guess broader, are there other fixed income asset classes that are coming out there?  I think you and I talked about Treasuries way back.  I don’t know where that sits in the priority list.

CHRIS CONCANNON:  Clearly Ed got most attracted to Bats when we bought Javelin.  That kind of put him over the edge and he just had to buy us.  Javelin, it’s reflective of what we plan to do together

[00:20:00]

because it allows us to get into the NDF space very quickly and will leverage all the regulatory infrastructure that CBOE has to get us and Javelin lifted even that much quicker, so it’s kind of exciting.  But in the FX space Hotspot continues to be our focal point, but we just launched Forwards.  If you look at the FX space everyone talks about a 5 trillion a day turnover.  It’s about 5.2 depending on how you’re counting.  Half of that is Spot, the other half is Forwards, swaps, and NDFs.  So we’re not even in the game of [PH]Forwards, swaps, and NDFs.  Just launching that now.  It’s really a paperwork challenge because both banks and prime brokers have to sign paperwork to engage the Forwards.  Because it is a Dodd-Frank product.  It’s exempt under the Treasurary amendment so it doesn’t get all the treatment, but there’s a lot of paperwork to get them up and running.  But I would tell you the reason why we’re launching Forwards and then swaps will be the next. FX swaps is the client base is actually looking for an alternative to put the price up in the Forwards market in an anonymous market.  And it will all clear to the same mechanisms that our Hotspot clears and Forwards cleared today.  It’s not a huge lift from a clearing perspective.  It’s really a lift from a market structure perspective.  But think about it as Forwards, swaps, and NDF all coming on to the platform.  It can be in the anonymous market.  We also offer a Hotspot linked product, which is really a dealer to client model.  You can offer it in both formats, which is pretty exciting.

MODERATOR:  There’s a lot of priorities for you guys in the next 12 months between obviously the integration and probably some of the product launches.  What is going to be the primary focus for you guys?  Is anything, just given how much you need to get done over the next year or so, is there anything that’s going to get put on hold?  I guess in light of the merger or all the new products that you talked about are still, do you have plenty of capacity to kind of still drive those measurements?

ED TILLY:  I think it goes back to what we—

CHRIS CONCANNON:  We don’t get to vacation a lot.

ED TILLY:  Yeah.  There’s not a lot of that.  It’s what we do best though.  I mean from an execution and making it better, faster, cheaper the best way, that is an amazing opportunity.  And that will really be focused on the tech migration, and that’s not surprising.  A direct report to Chris as our new CIO, that is what Chris and that team does very, very well.  I have every confidence that that priority will be executed.  From CBOE’s perspective we are not losing sight on what we do well, and that is bringing solutions to the marketplace in the form of new products and furthering and continuing to preach this asset class called  vol and all the benefits across the channel that we’ve—a broader channel, which we’ve already talked about.  So while we’re coming together it is really bringing the best of both of these organizations and the confidence I have in the most important things to realize in the shortest period of time we can is that migration onto the Bats’ platform.

MODERATOR:  I want to turn over to you, Ed, and focus on a couple of CBOE products.  Before we jump into that though, I guess on the back of recent events, if you look at policy uncertainty it’s gone up a ton.  If you look at the volatility in the market, if you look at the VIX level it’s come down and I don’t know where it is today, but it’s been kind of in the 11 or 12 zone.  What do you think is behind it?  Is that surprising from an activity and behavior perspective?  Again, what do you think changes that given it feels like there’s a lot of uncertainty out there, but volatility markets not reacting like that?

ED TILLY:  Well I think the volatility market in all VIX measures is the market’s perception of insuring a  portfolio of the S&P 500 over certain amount of time periods in the future.  That is a mean reverting number, really simple.  We know over time that the average level of VIX is 17, 17.5.  We’re at 11.  We look over time and we would expect more uncertainty  further down the calendar.  That’s the case.  The market thinks there’s more uncertainty in the future than it does today.  That’s just a normal mean-reverting behavior.  We are so event-driven and these contracts prove out and their utility is so different.  And when I mean these contracts, the ability to insure that portfolio there’s different utility using out of the money puts in the SPX versus VIX.  That is a debate that has been going on for about a year and a half as to which contract at any given time is a better use of hedging dollars than the other.  And when the unknowns are known it happens to be out of the money SPX plays.  When they are complete unknowns it’s VIX.  VIX pays off in a much higher rate than out of the money puts in the SPX.  Also more difficult to monetize that hedge because it is reliant on unknown unknowns.

[00:25:00]

The market sees that.  Our SPX continues to grow.  VIX options, as you noted and commented on, fluctuate at the utility of those unknowns and where the market perceives that out in the marketplace over time. That isn’t changing. There are certain milestones, there are certain unknowns that we expect to happen, and that hedge is very effective with SPX. I don’t think that’s going to change. The moment in time, uncertainty, like an election or a Brexit in June or the number of referendums coming out of Europe, we think Sunday night, if it’s out of Europe, will be a VIX — VIX will be in the spotlight and the utility of VIX will be very obvious, as it was in November and in June. So as the market evolves and people become more sophisticated with the interchange between these two contracts, we will benefit in the index complex in total and not as reliant on, “Hey, what happens at 11 VIX, is that different than 13 or different than 18?” You’ll just see pivoting in between our proprietary products, which is what we’ve seen over the last 18 months or so.

MODERATOR:  The one point I want to touch on as well is if you look at the growth, and you mentioned it as well, and VIX futures has been great again this year, up 20 plus percent or something in that zone. Obviously there’s been periodic spikes in volatility that certainly contributed to that in the field, like it’s hitting higher high to higher low in those kind of environments. If you were to look at the underlying change in the customer base, can you just give us an update of what is different today versus a couple of years ago from the underlying users.

ED TILLY:  So a couple main drivers. First, it is the obviousness of a 24-hour market. Nothing more clear than Brexit happening in obviously European time, and then the big impact in November, we all watched, if you weren’t trading 24 hours a day you missed the move on election night. So more and more focus on how is it and what tools do I have to hedge in the non-U.S. trading day. You can do Delta 1, that is where the S&P 500 futures contract comes into play. But if your exposure and risk is in Vega terms or pure vol terms, there is one global benchmark that is trading with enough liquidity to satisfy that risk, and that is the VIX futures contract. So more eyes on a contract that  has performed at higher highs in the non-U.S. trading day, just naturally brings in more users. So that is a key driver, and we saw that again in spike days. Day-in, day-out, this is a futures contract that has been well received by higher frequency traders who trade just pure futures contracts. This is an incredibly high volatility contract, so from the futures traders perspective to the utility and what they’re able to extract out of the higher frequency, higher vol trade, we’ve been able to attract those users. Now, what’s interesting, and what we’ll expect to benefit from with moving to the Bats technology, similarly to what we expected with our move from our existing platform to our Vector, was that this was an exchange built by options experts, a system built to perform in processing large amounts of quotes and not necessarily trade, but our futures traders have a different experience around the world and what we’ll build together will be more what they’re used to. The expectation is that we’ll be much more friendly to a higher frequency trader, and there was an expectation moving to Bats, as there was with us moving to Vector, that that will show up in volume.

MODERATOR: Let’s…

CHRIS CONCANNON:  You know, that’s counter to everyone slowing down their markets and putting speed bumps in, but it actually is very helpful in the futures world to speed up the market. It’s impactful to how the spread is formed and the size on that spread that a prop trader is willing to post, because you’re de-risking his trade by allowing him less friction in getting in and getting out.

ED TILLY:  Getting out is key.

CHRIS CONCANNON:  Key.

MODERATOR:  Yeah, makes sense. Shifting gears a little bit I wanted to spend a couple of minutes on integration before we turn it over to the audience. Just thinking about the timeline, you guys are hoping to close the merger in the first half of ‘17. You expressed hope that maybe it happens on the earlier part than the later part, but give us an update, I guess, on what sort of regulatory hurdles do you still need to clear, that’s part one. But part two, I guess more importantly, when you look at other exchange mergers and other integrations, a lot of the synergies are realized before kind of the 3 to 5 year timeframe that you’ve outlined. Why would it take a little longer in this case and what are the things that could push the timeline forward?

[00:30:00]

ED TILLY:  So from just the approval process, the European regulators are what we’d be waiting on. You can’t get real clarity. Hopeful and optimistic are the words we’re using that it won’t take until back into the second quarter of 2017, but until we have any movement or indication it’s really kind of senseless to keep updating  that, okay, now it’s a month earlier, it’s two months. So when we have some indication that things are moving, there’s no additional requests for information, we’ll be able to update and pinpoint a closing date with much more certainty. So hopeful that we can do that — would love to do that very, very soon. And we need to be ready and will be ready on integration much earlier than that.  We have been operating in a first quarter close date, early first quarter close date, so that we will hit the ground running, not from a standstill. Most importantly, back to your 3 to 5 years, the heaviest lift, and that is having scope and design ready for programming so Chris Isaacson out of Kansas City can start immediately on close in realizing the migration schedule is a bit more aggressive, that are very comfortable and confident, 3 to 5 that we’ve outlined.

MODERATOR:  Got anything to say on 3 to 5?

CHRIS CONCANNON:  No, what I’m going to say is it’s already started. The integration is underway, not just structurally in how we’re going to organize the business, but technically. There are people developing as we speak now that are forming the basis of what will be the first migration. And so because it’s all part of the Bats stand alone plan, this is unique. You don’t get this ability to code pre-close as aggressively as we are today. So it’s underway, it’s happening. We’re not sitting around waiting for a close date, honestly. Literally, we’re being respectful of all the legal restrictions, but from a resource allocation standpoint we’re going full steam ahead. It’s good news.

MODERATOR: All right, awesome. Well, we’ve got a couple of minutes on the clock so maybe we’ll open it up to the audience. If you have any questions, raise your hand, and the mic will come around.

ED TILLY:  Or we can keep going.

CHRIS CONCANNON:  Oh, it’s that time. We’re out of time.

ED TILLY:  We have to read the disclosure.

CHRIS CONCANNON:  There’s a closing disclosure that we have to read.

MODERATOR: I have one saved for just an emergency. No, so…

ED TILLY:  We’re still blurring, just in case.

MODERATOR:  Thinking through the capital structure, you guys have both had a slightly different approach to this, CBOE has a debt-free balance sheet, you guys have a little bit of leverage on the balance sheet, nothing crazy. But when you think through what the pro forma business model should look like in your approach to capital returns, I understand that the immediate need is probably de-lever to some leverage level. But what is the broader and longer-term expectations of capital returns?

ED TILLY:  So you’re right, so going from about 2.5 to 2.6 on the leverage. Down below 2 will increase our already investment grade rating we think, we would expect. That’s a first move. From there, again looking at the cash flow coming in, our board has always maintained returning that value to our shareholders. We love the history of what we’ve built, continuous increasing dividends, regular dividends, and reinstituting a stock repurchase program at the appropriate time. So that philosophy on returning value to shareholders is not going to change because of this deal. And de-lever, you nailed it, is exactly the first move.

CHRIS CONCANNON:  I’ll just add that the de-levering that we experienced was  accelerated from what we had planned, even when we took on debt around the  Hotspot deal. We just de-levered quickly, and that’s in a low vol environment. So I think about every time Trump tweets, we de-lever faster, so you should think about howTrump is impacting the capital.

MODERATOR:  All right, good stuff. Thank you guys very much.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  the loss of CBOE’s rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on December 6, 2016 a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats will mail the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders, when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.